Mail Stop 4561

July 25, 2006

James E. Cashman, III
President and Chief Executive Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

> **Re: Ansys, Inc**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 8-K Filed April 27, 2006**
> **Form 8-K/A Filed July 14, 2006**
> **File No. 000-20853**

Dear Mr. Cashman:

We have reviewed your response letter dated July 19, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Dated May 1, 2006

Report of Independent Auditors

1.   Revise to include a manually signed audit opinion of Ernst & Young for Fluent Inc. and also include the city and state where issued. See Article 2.02 of Regulation S-X.

Note 1. Accounting Policies

2.   We note that Fluent recognizes revenue on perpetual licenses using the residual method. Tell us how you determine the VSOE for the undelivered elements in these arrangements. Describe the process you use to evaluate the various factors that effect your VSOE. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

Unaudited Pro Forma Condensed Combined Financial Statements

3.   We note your disclosures in Note 5 to the unaudited pro forma financial statements where you include a discussion the tax attributes acquired from ATTI and their impact on the Company's deferred tax asset and goodwill. Tell us what consideration you gave to the Staff's letter dated May 15, 2006, which indicated that "the pro forma financial statements to be provided for this transaction should reflect any adjustments necessary to reflect the acquisition of the tax net operating loss carryforward held by ATTI prior to the acquisition."

Form 8-K Dated April 27, 2006

4.   We note your response to our previous comment no. 2 and your proposed revised non-GAAP disclosures. With regards the stock-based compensation expense, in your response letter dated June 16, 2006, the Company indicated "management believes the exclusion of stock-based compensation expense allows investors to better track the performance of the Company without regard to the effects of the settlement of an obligation that will not be made in cash." In your current response letter your proposed disclosures indicate "[m]anagement excludes these expenses for purpose of calculating non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share when it evaluates the continuing operational performance of the Company because they are non-cash charges." Your current disclosures are basically the same as previously proposed and the Staff continues to take exception to such disclosures. As previously indicated stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company's overall operations. Tell us specifically how management uses this information in reviewing the Company's operating results. Also, explain, in detail, why management believes that removing this form of compensation from your operating results would be useful to an investor as your current explanation does not provide a substantive basis for excluding such amounts. Furthermore, based on your current disclosures, it

appears that you may be excluding this item as a liquidity measure rather than a performance measure. If that is the case, then explain why you are reconciling to net income as opposed to operating cash flows.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief